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                              October 14, 2020

       Steven Zhang
       Chief Financial Officer
       MINISO Group Holding Ltd
       25F, Heye Plaza, No.486, Kangwang Middle Road
       Liwan District, Guangzhou 510140, Guangdong Province
       The People   s Republic of China

                                                        Re: MINISO Group
Holding Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 13,
2020
                                                            File No. 333-248991

       Dear Mr. Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 filed October 13, 2020

       Exhibits

   1. We note your revisions to sections 7.7 and 24 of Exhibit 4.3. Please revise your disclosure in the risk factor
entitled "Your rights to pursue claims..." at page 73 of the registration statement to disclose,
as noted in your revised language at pages 37 and A-24 of the exhibit, that the
company has a duty to submit claims under the deposit agreement to arbitration, as
provided in Section 7.6, and the right to commence an action to compel that arbitration, or to
enter judgment upon or to enforce an award by the arbitrators, in any court having
jurisdiction over an action of that kind.
 Steven Zhang
FirstName LastNameSteven
MINISO Group   Holding LtdZhang
Comapany
October 14,NameMINISO
            2020        Group Holding Ltd
October
Page 2 14, 2020 Page 2
FirstName LastName
       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Z. Julie Gao